Exhibit 99.1

AirMedia to Explore the Opportunity of Wi-Fi on High-Speed Rail in China

Beijing, China – May 8, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that Guangzhou Meizheng Advertising Co., Ltd. (“Meizheng”), one of its consolidated entities, in which AirMedia has 54% of the equity interest, has recently won a bidding and entered into an agreement with Guangzhou Railway (Group) Corporation (“GRGC”) to explore the opportunity of Wi-Fi services on high-speed rail.

GRGC is the first regional railway bureau that pioneers to offer Wi-Fi services on board high-speed trains in China. GRGC granted Meizheng the right to build Wi-Fi system on high-speed trains under its operation including the D-prefaced bullet trains on the lines of Beijing-Guangzhou-Shenzhen, Xiamen-Shenzhen, Guangzhou-Shenzhen, Guangzhou-Zhuhai Intercity Railway, and Hainan Eastern Ring High-Speed Railway. Meizheng also obtained the right to operate advertising in the aforementioned Wi-Fi system. In addition to the Wi-Fi connectivity, AirMedia plans to provide a digital cabin entertainment platform, which will be built on intranet, for travelers.

Before this grant, Meizheng held the rights to install tablets with preloaded contents and operate advertising on these tablets, which currently have no Wi-Fi connection, on every seat in the first-class cabin of D-prefaced bullet trains and high-speed trains operated by Shanghai railway bureau, Wuhan railway bureau, and Zhengzhou railway bureau and on all seats on board the high-speed trains on the GRGC’s Wuhan-Guangzhou and Guangzhou-Shenzhen-Hong Kong lines.

“We are excited about this new development in our business transformation to build nationwide wireless coverage on airplanes and high-speed trains to reach hundreds of millions of travelers,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia. “Internet has been an integral part of people’s daily life, even for travelers on the go. We believe the huge traveler volumes by airplanes and high-speed trains, which can be easily monetized, have great commercial value. We intend to continue expanding our territory of in-flight and on-train Wi-Fi network to more airlines and more railways.”

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 31 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn